

March 17, 2025

Jayson Rieger
President and Chief Executive Officer
Verrica Pharmaceuticals Inc.
44 W. Gay St., Suite 400
West Chester, PA 19380

Re: Verrica Pharmaceuticals Inc.
Registration Statement on Form S-3
Filed March 11, 2025
File No. 333-285719

Dear Jayson Rieger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Asheley Walker